Exhibit 99.14

EXCERPTS FROM “THE QUEBEC ECONOMIC PLAN – NOVEMBER 2015 UPDATE”

HIGHLIGHTS

Highlights	3
A balanced budget: a stronger financial situation	4
Economic growth is continuing in Québec	8
The Québec Economic Plan: actions already taken to foster economic recovery	9
Continuation of efforts to reduce the debt	11
A high level of public capital investments	12

1

HIGHLIGHTS

The November 2015 update of the Québec Economic Plan is an opportunity to report on the implementation of the government’s economic and budgetary policy directions. It also updates the March 2015 financial framework, reflecting the latest information on the economic situation and on the government’s revenue and expenditure.1

The Québec Economic Plan provides for the return to sound, balanced public finances and the establishment of conditions favourable to economic growth and job creation. More specifically, the government’s budgetary policy directions provide for:

—	the return to a balanced budget as of 2015-2016;

—	alignment of spending growth with taxpayers’ ability to pay;

—	adequate funding of public services, including an additional investment in education as of 2015-2016;

—	maintenance of a high level of public capital investments;

—	ongoing debt reduction;

—	the reduction of the tax burden on taxpayers.

CHART 1

Budgetary balance,(1) 2009-2010 to 2016-2017
(millions of dollars)

(1)	Budgetary balance within the meaning of the Balanced Budget Act.
(2)	Budgetary balance excluding the impact of accounting changes. The budgetary balance including accounting changes totalling $418 million is a deficit of $725 million.

1	Unless otherwise indicated, this document is based on the data available as at November 1, 2015, with the exception of the economic statistics concerning Québec and Canada, which reflect the historical data from Statistics Canada’s provincial economic accounts published on November 10, 2015. Economic forecasts are based on the quarterly economic accounts previously published by the Institut de la statistique du Québec and Statistics Canada.

Highlights	3

A BALANCED BUDGET: A STRONGER FINANCIAL SITUATION

The November 2015 update of the Québec Economic Plan is an opportunity to present the Public Accounts 2014 2015 results and confirm the government’s budgetary objectives for 2015-2016 and subsequent years.

❑	2014-2015: a deficit less than half the forecast figure

The Public Accounts 2014-2015 results show that the government attained its budgetary objectives. The budget deficit is less than half the forecast figure.

—	In 2014-2015, the budgetary deficit stood at $1 143 million, that is, $1 207 million below the target of $2 350 million initially forecast.

TABLE 1

Adjustments for 2014-2015 compared with Budget 2015-2016
(millions of dollars)

		2014-2015
	Budget 2015-2016	Adjustment	Actual results
Consolidated revenue
Own-source revenue	72 027	35	72 062
Government enterprises	5 266	70	5 336
Federal transfers	18 720	-181	18 539
Total – Consolidated revenue	96 013	-76	95 937
% change	3.0	-0.1	2.9
Consolidated expenditure
Program spending	-65 704	362	-65 342
% change	2.1		1.6
Other consolidated expenditure(1)	-21 073	884	-20 189
Subtotal	-86 777	1 246	-85 531
Debt service	-10 333	63	-10 270
Total – Consolidated expenditure	-97 110	1 309	-95 801
% change	2.3	-1.4	0.9
SURPLUS (DEFICIT)	-1 097	1 233	136
BALANCED BUDGET ACT
Deposits of dedicated revenues in the
Generations Fund	-1 253	-26	-1 279
BUDGETARY BALANCE(2)	-2 350	1 207	-1 143	(3)
As a % of GDP	0.6	0.3	-0.3

(1)	Including consolidation adjustments.
(2)	Budgetary balance within the meaning of the Balanced Budget Act.
(3)	Budgetary balance excluding the impact of accounting changes. The budgetary balance including accounting changes totalling $418 million is a deficit of $725 million.

The Québec Economic Plan
4	November 2015 Update

❑	2015-2016: a balanced budget

The November 2015 update of the Québec Economic Plan still forecasts a return to a balanced budget as of 2015 2016.

In order to balance the budget, spending growth will be kept below revenue growth.

—	Consolidated expenditure will grow by 2.7% in 2015-2016 and 2.2% in 2016-2017. For the same two years, consolidated revenue will grow by 4.1% and 3.3%, respectively.

The government will keep the budget balanced every year while continuing to make deposits of dedicated revenues in the Generations Fund.

—	Those deposits will total $1 496 million in 2015-2016 and $2 158 million in 2016-2017.

TABLE 2

Consolidated summary financial framework – November 2015 Update
(millions of dollars)

	2015-2016	2016-2017	2017-2018
Own-source revenue	80 513	82 989	85 001
% change	4.0	3.1	2.4
Federal transfers	19 351	20 130	20 612
% change	4.4	4.0	2.4
Consolidated revenue	99 864	103 119	105 613
% change	4.1	3.3	2.4
Expenditure	-88 091	-89 860	-91 738
% change	3.0	2.0	2.1
Debt service	-10 277	-10 701	-10 814
% change	0.1	4.1	1.1
Consolidated expenditure	-98 368	-100 561	-102 552
% change	2.7	2.2	2.0
Contingency reserve	—	-400	-400
SURPLUS (DEFICIT)	1 496	2 158	2 661
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	-1 496	-2 158	-2 661
BUDGETARY BALANCE(1)	—	—	—

(1)	Budgetary balance within the meaning of the Balanced Budget Act.

Highlights	5

❑	Academic success: a priority in education

Through efficient spending management, the government is able to raise investments in education, prioritizing academic success.

In order to improve academic success, the government is investing additional amounts to increase teaching staff and professional and technical resources, in particular in underprivileged and devitalized communities.

Another $80 million will be added annually to the education budget. By the end of 2015-2016, this additional investment represents $20 million.

TABLE 3

Program spending from 2014-2015 to 2016-2017
(millions of dollars)

	2014-2015	2015-2016(1)			2016-2017
	Actual	Budget		November	Budget		November
	results	2015-2016	Change	2015	2015-2016	Change	2015
Total spending program	65 342	66 460	—	66 460	67 889	80	67 969
% change		1.2		1.7	2.2		2.3

Including :

Éducation, Enseignement supérieur et Recherche	16 792	16 926	20	16 946	17 196	80	17 276
% change		0.2		0.9	1.6		1.9

(1)	For fiscal 2015-2016, the additional budget of $20 million for education is financed by assets made available elsewhere in the government’s program spending.

The Québec Economic Plan
6	November 2015 Update

❑	Continued spending control

In 2014-2015, spending growth was reduced to 1.4%, a level below that seen in recent years, bringing it more in line with taxpayers’ ability to pay.

Consolidated expenditure excluding debt service will rise by an average of 2.1% a year from 2014-2015 to 2019-2020, inclusively.

—	For 2015-2016, spending growth should stand at 3.0%.

—	Starting in 2016-2017, continued spending control will enable the government to reduce Quebecers’ tax burden and continue taking steps to reduce the debt burden. Thus, as provided for in the Québec Economic Plan of March 2015, the progressive health contribution will be gradually eliminated as of January 1, 2017.

CHART 2

Consolidated expenditure growth excluding debt service
(per cent)

Highlights	7

ECONOMIC GROWTH IS CONTINUING IN QUÉBEC

Economic growth is continuing in Québec. A rate of 1.5% growth is expected in 2015, the same as in 2014, despite a slowdown in the Canadian and global economies.

In 2015, real GDP growth is driven mainly by household consumption and strong export performance.

—	Household consumption is expected to rise by 1.9% in real terms, with consumers benefiting from, among other things, employment growth and the positive effects of lower fuel prices.

—	International exports of goods continue to register robust growth, increasing by 6.4% in the first eight months of 2015 after gaining 10.9% in 2014.

The pace of economic growth in Québec will accelerate to 1.7% in 2016.

—	Next year, job creation will continue to drive household consumption. In addition, growth in exports will be fuelled by the strengthening U.S. economy and low Canadian dollar.

—	In addition, non-residential business investment is expected to make a greater contribution to economic expansion.

	—	Sustained growth in exports and household consumption will spur businesses to spend more to increase their production capacities.

CHART 3

Economic growth in Québec
(real GDP, percentage change)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
8	November 2015 Update

THE QUÉBEC ECONOMIC PLAN: ACTIONS ALREADY TAKEN TO FOSTER ECONOMIC RECOVERY

In the Québec Economic Plan, the government announced actions it intends to take over the coming years to meet the challenges of economic growth.

—	Taken together, the measures in the Québec Economic Plan represent close to $22 billion in support for the economy.

Several of the planned initiatives are currently under way to:

—	reduce Quebecers’ tax burden;

—	provide tax relief for corporations;

—	foster economic development in Québec.

❑	Reduction of $2 billion in the tax burden on Quebecers

Over the next four years, Quebecers will see a reduction of $2 billion in their tax burden.

As of January 1, 2016, the first tax relief initiatives for individuals, such as the introduction of a tax shield and the enhancement of work incentives for experienced workers, will take effect.

❑	Tax relief for corporations

Since June 2014, as part of the Québec Economic Plan, the government has announced several measures of general application to ease the tax burden on corporations in addition to improving the overall competitiveness of the corporate tax system.

Of the 11 initiatives of general application announced, five have already been implemented by the government. These initiatives to foster economic growth represent an easing of the tax burden of almost $140 million as of 2015-2016.

Taking into account the measures applicable as of 2017, roughly 200 000 businesses in all sectors and in all regions of Québec will receive tax relief.

Highlights	9

❑	Concrete actions to develop the Québec economy

The Québec Economic Plan provides for actions to boost key factors in economic growth, such as private investment.

Major initiatives have already been implemented in that regard, more specifically Québec’s Maritime Strategy and the Plan Nord, along with, in particular, the Québec Aluminum Development Strategy and the government’s social economy action plan.

Moreover, the government intervenes financially to stimulate the economy primarily through tax incentives and Investissement Québec. For example:

—	the Ministère des Finances has issued ten qualification certificates relating to the enhanced tax holiday for large investment projects since it was introduced. These ten projects represent potential investments totalling $5.4 billion;

—	since April 1, 2014, Investissement Québec has carried out financial transactions relating to economic development totalling over $3 billion.

The Québec Economic Plan
10	November 2015 Update

CONTINUATION OF EFFORTS TO REDUCE THE DEBT

Reducing the debt burden is a priority for the government. The government is maintaining its debt reduction objectives and continuing the related efforts by making deposits of dedicated revenues in the Generations Fund.

The Act to reduce the debt and establish the Generations Fund sets the following debt reduction objectives for 2025-2026:

—	45% of GDP for the gross debt;

—	17% of GDP for the debt representing accumulated deficits.

As of the current fiscal year, the gross debt burden will decline. As at March 31, 2016, it will be 55.0% of GDP, a 0.1-percentage-point decrease over March 31, 2015.

As at March 31, 2016, the debt representing accumulated deficits will stand at 31.6% of GDP, also a decrease over March 31, 2015.

CHART 4	CHART 5

Gross debt as at March 31	Debt representing accumulated deficits as at March 31
(as a percentage of GDP)	(as a percentage of GDP)

Note:	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.

Highlights	11

A HIGH LEVEL OF PUBLIC CAPITAL INVESTMENTS

To meet Québec’s significant needs for quality public infrastructure, the government will maintain a high level of public capital investments under the Québec Infrastructure Plan (QIP).

—	Accordingly, investments under the 2016-2026 QIP will total $88.4 billion, the same level as under the 2015-2025 QIP.

—	Capital investments for 2016-2017 are expected to reach $9.4 billion.

The high level of public investment planned for the coming years will provide significant support for economic activity and job creation in every region of Québec.

CHART 6

Investments under the 2016-2026 Québec Infrastructure Plan
(billions of dollars)

The Québec Economic Plan
12	November 2015 Update

Exhibit 99.14

Section C

THE QUÉBEC ECONOMY: RECENT DEVELOPMENT AND OUTLOOK FOR 2015 AND 2016

1.	The economic situation in Québec			C.3
	1.1	Downward adjustments to the global outlook		C.4
	1.2	Exports and household consumption are the main growth engines		C.6
	1.3	Change in nominal GDP		C.8
	1.4	Growth in household consumption expenditure is accelerating		C.10
	1.5	Sustained job creation		C.11
	1.6	Upswing in investment is materializing		C.13
	1.7	Exports will continue to drive growth		C.19
	1.8	Comparison with private sector forecasts		C.22
	1.9	Five-year economic outlook for 2015-2019		C.24
2.	The situation of Québec’s main economic partners			C.25
	2.1	The economic situation in Canada		C.26
		2.1.1	Evolution of financial markets	C.36
	2.2	The economic situation in the United States		C.41
3.	The international economic context			C.49
	3.1	Firmer growth in advanced economies		C.51
	3.2	Difficulties in emerging economies		C.53
	3.3	Outlook by country		C.56
4.	Main risks that may influence the economic forecast scenario			C.59

C.1

SECTION C

1.	THE ECONOMIC SITUATION IN QUÉBEC

Economic growth continued in Québec in 2015 at the same rate as in 2014, despite a slowdown in the Canadian and global economies. Following a 1.5% increase in real GDP in 2014, the November 2015 update of the Québec Economic Plan foresees real GDP growth of 1.5% in 2015 and 1.7% in 2016.1

In 2015, economic activity will be driven primarily by household consumption and exports.

—	Households will benefit from employment growth and the positive impact of lower fuel prices.

—	In addition, a weak Canadian dollar and continuing economic growth in the United States should strengthen exports.

In 2016, real GDP growth will accelerate to 1.7%.

—	Exports will continue to benefit from an acceleration in economic activity in the United States and Canada as well as from the depreciation of the Canadian dollar.

—	Consumer spending will remain robust due to employment gains and low energy prices.

—	In addition, business investment is expected to rise, due to sustained growth in exports and household consumption.

CHART C.1

Economic growth in Québec
(real GDP, percentage change)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

[1]	The information in this section is based on statistics available on November 10, 2015.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.3

1.1	Downward adjustments to the global outlook

Compared with Budget 2015-2016, the growth forecasts in the November 2015 update to the Québec Economic Plan have been adjusted downward for most countries and regions of the world.

—	In Québec, economic growth is expected to remain at 1.5% in 2015, the same pace of growth as in 2014, and accelerate to 1.7% in 2016. These adjustments to the forecast are in line with those made for our main economic partners.

TABLE C.1

Economic growth outlook
(real GDP, percentage change and percentage point adjustment)

		2014	2015	2016
Québec
–	November 2015 Update	1.5	1.5	1.7
–	Budget 2015-2016		2.0	2.0
–	Adjustment		-0.5	-0.3
Ontario
–	Private sector(1)	2.7	2.0	2.4
–	Ontario budget 2015-2016		2.7	2.4
–	Adjustment		-0.7	0.0
Canada
–	November 2015 Update	2.5	1.2	1.8
–	Budget 2015-2016		2.0	2.2
–	Adjustment		-0.8	-0.4
United States
–	November 2015 Update	2.4	2.4	2.6
–	Budget 2015-2016		2.9	2.7
–	Adjustment		-0.5	-0.1
World
–	November 2015 Update	3.4	3.0	3.3
–	Budget 2015-2016		3.4	3.6
–	Adjustment		-0.4	-0.3

(1)	Ministère des Finances du Québec summary as of November 10, 2015, which includes the forecasts of 9 private sector institutions.
Sources:	Institut de la statistique du Québec, Statistics Canada, IHS Global Insight, Ontario Ministry of Finance and Ministère des Finances du Québec.

The Québec Economic Plan
C.4	November 2015 Update

SECTION C

—	In Ontario, real GDP growth is expected to slow to 2.0% in 2015 and stand at 2.4% in 2016. This is a downward adjustment of 0.7 percentage point for 2015 compared with the Ontario Ministry of Finance’s growth forecast in its April 2015 budget.

—	In Canada, after expanding by 2.5% in 2014, real GDP growth is expected to fall to 1.2% in 2015 and then accelerate to 1.8% in 2016. These are downward adjustments of 0.8 percentage point and 0.4 percentage point for 2015 and 2016, respectively, compared with the budget forecasts.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.5

1.2	Exports and household consumption are the main growth engines

The 1.5% growth in real GDP in 2015 and 1.7% growth in 2016 will be buoyed primarily by exports, which will continue to play a key role in economic expansion.

—	International goods exports, in particular, are expected to continue expanding in 2015.

	—	Strengthening economic activity in the United States and a weak Canadian dollar are positive factors for Québec’s international exports.

In tandem with those factors, domestic demand’s contribution to economic growth will be more robust in 2015 and 2016.

—	Household consumption will increase by 1.9% annually in real terms. Consumers will benefit from sustained job creation and low oil prices.

—	Robust growth in exports and household consumption will prompt businesses to increase their level of investment to meet increased demand. Moreover, non-residential business investment already rose in the second quarter of 2015.

TABLE C.2

Real GDP and its major components
(percentage change and contribution in percentage points)

	2014	2015	2016
Contribution of domestic demand	-0.2	1.0	1.4
Household consumption	1.5	1.9	1.9
Residential investment	-0.1	1.0	-0.1
Non-residential business investment	-11.0	-1.9	2.8
Government spending and investment	0.3	0.1	0.1
Contribution of the external sector	1.9	0.4	0.5
Total exports	4.5	2.3	3.0
– International goods exports	11.8	3.9	4.2
Total imports	0.3	1.3	1.6
Contribution of inventories	-0.3	0.0	-0.2
REAL GDP	1.5	1.5	1.7

Note:	Totals may not add due to rounding.
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.6	November 2015 Update

SECTION C

❑	Consumer price growth will be moderate in 2015 and pick up in 2016

Total inflation is being pushed down by lower energy prices. As a result, growth in the consumer price index (CPI) is expected to slow to 1.2% in 2015, after increasing by 1.4% in 2014.

—	In 2015, the drop in oil prices led to lower prices at the pump. The decline was reflected in the energy component of the CPI, which is projected to fall by 9.3% in 2015.

—	CPI growth excluding food and energy will accelerate from 1.1% in 2014 to 1.8% in 2015, primarily due to the lower Canadian dollar, which drives up the price of imported consumer products.

In 2016, the overall CPI is projected to increase by 2.1%.

—	A low Canadian dollar coupled with faster economic growth should bring inflation back to around 2.0%.

—	In addition, energy prices are expected to rise slightly while remaining favourable to consumers.

CHART C.2

Change in Québec consumer price index
(percentage change)

Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.7

1.3	Change in nominal GDP

Nominal GDP, which measures the value of output taking the effect of prices into account, is expected to grow by 2.4% in 2015 and 3.3% in 2016.

—	The growth will be the combined effect of:

	—	real GDP increases of 1.5% in 2015 and 1.7% in 2016;

	—	increases in the GDP deflator of 0.9% in 2015 and 1.6% in 2016.

The GDP deflator, the index that measures changes in GDP prices, is determined by domestic demand prices and the ratio between export prices and import prices, i.e. the terms of trade.

—	In 2015, the GDP deflator is expected to see a modest increase. The drop in energy prices pushed down domestic demand prices.

—	In 2016, more robust growth in domestic demand prices, owing in particular to a stabilization of oil prices and faster economic expansion, should result in firmer growth in GDP prices.

TABLE C.3

Economic growth in Québec
(percentage change)

	2014	2015	2016
Real GDP	1.5	1.5	1.7
Prices – GDP deflator	0.9	0.9	1.6
Nominal GDP	2.5	2.4	3.3

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.8	November 2015 Update

SECTION C

Effects of falling oil prices on the Québec economy
The drop in oil prices had positive impacts on the Québec economy. The protracted weakness in fuel prices is expected to continue contributing to economic growth.

–	In 2015, the price of West Texas Intermediate (WTI) crude oil is expected to average US$49 per barrel, compared with US$93 in 2014. The lower oil prices contributed to depreciation in the Canadian dollar, which is projected to average 77.4 U.S. cents in 2015, compared with 90.2 U.S. cents in 2014.
–	In 2016, the average price of WTI is expected to be US$50 per barrel.
Total savings of $4.2 billion on Québec’s crude oil imports
In the first eight months of 2015, the value of Québec’s crude oil imports was $4.2 billion lower than for the same period in 2014. The gain will be reflected in several components of the economy:
–	a portion will enable businesses that use crude as an input to increase their profitability and lower the price of their consumer products;
–	in addition, consumers are seeing a substantial reduction in their gas and fuel-oil bills.
Total savings of $1.3 billion for Québec consumers
The energy bill for Québec consumers is expected to reach $16.3 billion in 2015, compared with $17.6 billion in 2014. The $1.3-billion decrease is primarily attributable to the drop in fuel prices.
Effects that will continue to be reflected in Québec’s economic growth
The positive effects of low crude oil prices should continue to be felt in 2016.
–	Persistently low gasoline prices in the coming quarters should continue to drive up consumption.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.9

1.4	Growth in household consumption expenditure is accelerating

Growth in household consumption expenditure is expected to accelerate to 1.9% in 2015 and 2016.

—	The low energy prices and sustained job creation will help boost consumption.

—	Higher household income will spur consumer spending.

	—	After rising by 2.6% in 2014, household nominal income is projected to expand by 2.8% in 2015 and 3.1% in 2016.

CHART C.3

Household consumption expenditure in Québec
(percentage change, in real terms)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.10	November 2015 Update

SECTION C

1.5	Sustained job creation

Québec’s labour market saw a major turnaround in 2014. Since May 2014, 58 500 jobs have been created.

The upturn in employment will continue to be reflected in robust job creation in 2015 and 2016.

—	In 2015, 38 000 new jobs should be created, an increase of 0.9%. The unemployment rate is expected to be 7.7%.

—	In 2016, 30 300 new jobs should be added, for an increase of 0.7%. The unemployment rate is expected to be 7.5%.

■	Most of the new jobs are full-time and in the private sector

The majority of jobs created in 2015 were full-time positions and were concentrated in the private sector. Compared with the same period in 2014, in the first ten months of 2015:

—	full-time employment increased by 42 800 jobs, whereas the number of part-time jobs remained virtually unchanged;

—	private payroll employment rose by 31 100 jobs, representing 43.1% of the 72 100 private wage-paying jobs created across Canada.

CHART C.4		CHART C.5

Job creation in Québec		Change in Québec’s unemployment rate
(thousands of jobs)		(per cent)

Sources:	Statistics Canada and Ministère des Finances du Québec.	Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.11

Employment recovery since May 2014

Québec’s labour market saw a major turnaround in 2014. According to Statistics Canada’s monthly Labour Force Survey, in Québec:

–	28 500 jobs were lost between January and April 2014;

–	58 500 jobs were created between May 2014 and October 2015.

Furthermore, the biggest increase in private payroll employment[1] in Canada since May 2014 was registered in Québec.

–	Between May 2014 and October 2015, 59 800 private sector wage-paying jobs were created in Québec. This represents nearly 45% of the 135 400 private sector wage-paying jobs created in all of Canada.

Change in employment in Québec		Share of private payroll employment created in Canada since May 2014
(thousands of jobs)		(per cent)

Source:	Statistics Canada.	Source:	Statistics Canada.

[1]	Private payroll employment excludes wage-paying jobs in the public sector and self-employed workers. Public payroll employment primarily includes jobs in municipal, provincial, territorial and federal governments and other government institutions such as schools (including universities), hospitals and public libraries.

The Québec Economic Plan
C.12	November 2015 Update

SECTION C

1.6	Upswing in investment is materializing

❑	Revival in non-residential investment in 2015

Non-residential business investment in Québec is expected to return to growth in 2015, following a two-year downturn.

—	Non-residential business investment was up 1.2% in real terms in the second quarter of 2015 over the previous quarter.

—	The growth in non-residential business investment was sustained, in particular, by higher investment in machinery and equipment.

	—	Investment in machinery and equipment rose by 1.5% in real terms in the second quarter of 2015.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.13

❑	The upturn in non-residential business investment should continue

The upturn in non-residential business investment that began in the first half of 2015 is expected to continue.

—	In nominal terms, the value of non-residential business investment is expected to rise by 1.9% in 2015 after falling for two years in a row.

In 2016, non-residential business investment in real terms is expected to grow by 2.8%.

—	In nominal terms, it should rise by 5.4%.

CHART C.6		CHART C.7

Non-residential business investment in Québec		Non-residential business investment in Québec
(percentage change, in real terms)		(percentage change, in nominal terms)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.14	November 2015 Update

SECTION C

❑	The conditions are in place for investment growth

A number of key factors will fuel growth in non-residential business investment, in particular:

—	the strengthening U.S. economy and weaker Canadian dollar, which stimulate exports and drive up demand for Québec products;

—	household consumption, which is picking up pace as a result of, in particular, robust job creation.

These factors will create a more favourable business climate for investment. As pressure on production capacity rises, businesses will need to invest in order to meet increased demand for their products.

CHART C.8

Non-residential business investment in Québec and economic growth in the United States
(annual percentage change, in real terms)

Sources:	Institut de la statistique du Québec, Statistics Canada, IHS Global Insight and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.15

❑	Residential investment is evolving in line with demographic determinants

Residential investment is expected to expand by 1.0% in real terms in 2015, driven by robust spending on renovations and continually favourable financing conditions.

—	Home renovation spending should increase by 5.9% in 2015. The continued growth will be supported by the LogiRénov tax credit introduced by the Québec government in the spring of 2014.[2]

—	Investment in new housing construction is expected to fall by 6.4% in 2015.

	—	After catching up to previous figures in 2011, housing starts have evolved in lockstep with household formation in Québec, which is approximately 40 000 a year. The level of housing starts will be around 35 500 in 2015 and 2016.

In 2016, total residential investment is expected to be similar to that of 2015, considering that new housing construction is holding steady.

CHART C.9		CHART C.10

Residential investment in Québec		Housing starts and household formation in Québec
(percentage change, in real terms)		(thousands of units)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources:	Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

2	In order to claim the tax credit, households had to have entered into an agreement with a qualified contractor before July 1, 2015. However, the related expenditures can be made up until December 2015.

The Québec Economic Plan
C.16	November 2015 Update

SECTION C

❑	Government investments remain at record highs

Public administrations in Québec (federal, provincial and local governments) will continue to maintain investments in infrastructure at high levels.

Therefore, the total value of infrastructure investments by all levels of government will remain at record highs in the coming years.

—	Between 2007 and 2014, government investment increased by nearly 40%, reaching $17.3 billion in 2014.

—	In 2015 and 2016, the value of government investments is expected to reach $18.0 billion and $18.1 billion, respectively.

Based on the outcome of the October 19 federal election, a greater contribution is expected from the federal government. The Caisse de dépôt et placement du Québec is also considering the possibility of participating in infrastructure projects under an agreement with the Québec government. However, these elements have not been factored into the forecast of the November 2015 update of the Québec Economic Plan.

CHART C.11

Government investment in Québec
(billions of dollars, in nominal terms)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.17

Liberal Party of Canada infrastructure commitments
The federal government will dedicate $6 billion more a year, on average, to public infrastructure spending across Canada
The Liberal Party of Canada is banking on an infrastructure investment plan to stimulate the economy.
The plan put forward by the Liberals during the election campaign should raise federal infrastructure investment from $65 billion to nearly $125 billion over ten years.
–	This represents a total of $12.5 billion per year over ten years for Canada as a whole.
–	It is an additional investment of $6 billion per year, on average, for Canada as a whole.
More specifically, the federal government wants to boost investment in public transit, social infrastructure and green infrastructure.
The Québec government is continuing its public infrastructure investment plan with average annual investments of $9 billion
The Québec government is maintaining the level of investment under the 2016-2026 Québec Infrastructure Plan (QIP) at $88.4 billion.
–	This represents an average infrastructure investment of nearly $9 billion annually over the next ten years, including $9.4 billion in 2016-2017.
–	Through these high levels of investment, the Québec government will meet the asset maintenance and infrastructure development needs in Québec.
Furthermore, in addition to the government’s infrastructure investment under the QIP, government enterprises also spend substantial sums on infrastructure.
–	In 2016-2017, government enterprises are expected to spend $4.1 billion on infrastructure investments. Added to the $9.4 billion under the QIP, this makes for a total of $13.5 billion in projected public capital investment in 2016-2017.

The Québec Economic Plan
C.18	November 2015 Update

SECTION C

1.7	Exports will continue to drive growth

Québec exports will continue to see strong growth, increasing in real terms by an anticipated 2.3% in 2015 and 3.0% in 2016, after rising by 4.5% in 2014.

—	According to Customs-basis statistics, international goods exports rose by 6.4% in real terms in the first eight months of 2015, after increasing by 10.9% in 2014.

	—	International exports will continue to be a key economic driver. A weak Canadian dollar and high U.S. demand will continue fuelling export growth.

—	Growth in exports with other provinces will decelerate, primarily due to less sustained growth in economic activity in the rest of Canada and shrinking investment in the oil sector.

Imports are expected to register a moderate increase. In real terms, they are expected to rise by 1.3% in 2015 and 1.6% in 2016.

—	Imports will be supported by more robust domestic demand.

—	However, growth in imports will be limited by depreciation of the Canadian dollar, which makes foreign goods more expensive.

CHART C.12		CHART C.13

Québec’s total exports		Québec’s total imports
(percentage change, in real terms)		(percentage change, in real terms)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.19

Québec exports at a record level
Supported by a falling Canadian dollar and strengthening U.S. economy, the volume of Québec’s total exports is at a high.
–	In 2015, the volume of total exports will surpass the peak reached before the 2008-2009 recession.
International goods exports accounted for most of the growth in Québec’s total exports.
–	According to Customs-basis statistics, international goods exports rose by 6.4% in the first eight months of 2015, after increasing by 10.9% in 2014.
Several sectors contributed to the strengthening of exports. In particular, compared with the same period in 2014, in the first eight months of 2015:
–	mineral ore exports climbed by 27.8%;
–	vehicles and parts exports were up 22.7%;
–	energy product exports rose by 16.7%;
–	aircraft and parts exports climbed by 10.1%.

The robust growth in exports is likely to continue in the coming years. Expansion of the U.S. economy, which is expected to continue, and the low Canadian dollar will continue driving up international exports.

Québec’s total exports
(billions of dollars, in real terms)

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.20	November 2015 Update

SECTION C

❑	Positive contribution of the external sector to economic growth

Net exports, which account for changes in exports and imports, contributed 1.9 percentage points to real GDP growth in 2014.

—	This contribution stemmed from a combination of faster growth in exports and moderate growth in imports.

In 2015 and 2016, net exports should continue to make a positive contribution to economic growth.

—	Net exports will add 0.4 percentage point to economic growth in 2015 and 0.5 percentage point in 2016.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.21

1.8	Comparison with private sector forecasts

The Ministère des Finances du Québec’s economic growth forecast for 2015 and 2016 is similar to the average private sector forecast.

—	For 2014, growth stands at 1.5%, the same rate as that indicated in March 2015.

—	The 1.5% growth in real GDP forecast for 2015 is 0.1 percentage point higher than the average private sector forecast.

—	Real GDP is forecast to grow by 1.7% in 2016, 0.2 percentage point below the average private sector forecast of 1.9% growth.

CHART C.14		CHART C.15

Economic growth in Québec in 2015		Economic growth in Québec in 2016
(real GDP, percentage change)		(real GDP, percentage change)

Source:	Ministère des Finances du Québec summary as of November 10, 2015, which includes the forecasts of 11 private sector institutions.	Source:	Ministère des Finances du Québec summary as of November 10, 2015, which includes the forecasts of 11 private sector institutions.

The Québec Economic Plan
C.22	November 2015 Update

SECTION C

TABLE C.4

Economic outlook for Québec
(percentage change, unless otherwise indicated)

	2014	2015	2016
Output
Real gross domestic product	1.5	1.5	1.7
– Budget 2015-2016	1.5	2.0	2.0
Nominal gross domestic product	2.5	2.4	3.3
– Budget 2015-2016	3.5	3.8	3.4
Components of GDP (in real terms)
Household consumption	1.5	1.9	1.9
– Budget 2015-2016	2.1	2.4	1.9
Government spending and investment	0.3	0.1	0.1
– Budget 2015-2016	1.0	0.0	0.0
Residential investment	-0.1	1.0	-0.1
– Budget 2015-2016	0.1	0.8	-1.5
Non-residential business investment	-11.0	-1.9	2.8
– Budget 2015-2016	-2.5	2.8	3.8
Exports	4.5	2.3	3.0
– Budget 2015-2016	2.5	3.7	3.0
Imports	0.3	1.3	1.6
– Budget 2015-2016	1.3	1.9	1.9
Labour market
Job creation (thousands)	-1.1	38.0	30.3
– Budget 2015-2016	-1.1	37.0	35.6
Unemployment rate (%)	7.7	7.7	7.5
– Budget 2015-2016	7.7	7.5	7.3
Other economic indicators
Nominal household consumption (excluding food and rent)	3.0	2.4	3.6
– Budget 2015-2016	3.7	3.5	3.8
Wages and salaries	2.1	2.3	3.2
– Budget 2015-2016	2.0	3.4	3.4
Household income	2.6	2.8	3.1
– Budget 2015-2016	2.7	3.4	3.3
Net operating surplus of corporations	3.8	2.3	6.1
– Budget 2015-2016	6.7	8.7	6.5

Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.23

1.9	Five-year economic outlook for 2015-2019

The five-year forecast of the Ministère des Finances du Québec is slightly below the private sector forecast for real GDP growth, price increases and nominal GDP growth.

—	The Ministère des Finances du Québec forecasts 1.6% growth in real GDP from 2015 to 2019, compared with the 1.7% growth forecast by the private sector.

—	Nominal GDP is expected to grow at an average rate of 3.1% from 2015 to 2019, compared with a private sector forecast of 3.5% growth.

TABLE C.5

Québec’s economic outlook – Comparison with the private sector
(percentage change)

							Average
	2014	2015	2016	2017	2018	2019	2015-2019
Real GDP
Ministère des Finances du Québec	1.5	1.5	1.7	1.7	1.6	1.5	1.6
Private sector average	1.5	1.4	1.9	1.8	1.7	1.6	1.7
Price change(1)
Ministère des Finances du Québec	0.9	0.9	1.6	1.7	1.7	1.7	1.5
Private sector average	0.9	1.3	1.9	2.0	1.9	1.9	1.8
Nominal GDP
Ministère des Finances du Québec	2.5	2.4	3.3	3.4	3.3	3.2	3.1
Private sector average	2.5	2.7	3.8	3.9	3.6	3.5	3.5

Note:	Averages may not add due to rounding.
(1)	GDP deflator.
Source:	Ministère des Finances du Québec summary as of November 10, 2015, which includes the forecasts of 11 private sector institutions.

The Québec Economic Plan
C.24	November 2015 Update

SECTION C

2.	THE SITUATION OF QUÉBEC’S MAIN ECONOMIC PARTNERS

The Québec economy is open to the world. In 2014, total exports accounted for over 46% of Québec’s nominal GDP.

—	Although Québec has diversified trade in recent years, Canada and the United States remain its main trading partners.

❑	Export trends vary with the destination

In the last few years, the evolution in Québec exports has differed according to destination.

—	Exports to the United States, Québec’s main trading partner, rose substantially in 2014 owing to a strengthening U.S. economy and low Canadian dollar. This positive trend continued in 2015.

—	However, exports to the rest of Canada were flat in 2014. The same scenario is expected in 2015, given a downturn observed elsewhere in Canada, mainly due to a sharp decrease in investment in the energy sector.

—	After registering substantial gains in 2014, Québec’s exports to the rest of the world stagnated in 2015 owing to a slowdown in global economic growth.

CHART C.16

Share of exports in Québec’s GDP, by destination
(as a percentage of nominal GDP in 2014)

(1)	Includes, in particular, China, Mexico, Japan, Brazil, India and South Korea.
Sources:	Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.25

2.1	The economic situation in Canada

❑	Growth weighed down by the energy sector

The drop in oil prices affected the Canadian economy more than expected. As a result, economic growth in Canada is expected to slow to 1.2% in 2015 before accelerating to 1.8% in 2016. These are downward revisions compared with Budget 2015-2016 forecasts.

Canada’s real GDP contracted in the first two quarters of 2015 by 0.2% and 0.1%, respectively.

—	The weakness was essentially caused by shrinking investment in the energy sector, which dampened economic growth in Canada.

—	Also, Canadian manufacturing activity did not offset the contraction in the energy sector.

Recent economic indicators point to a rebound in economic activity in the third quarter of 2015. Canada’s real GDP by industry registered three consecutive monthly increases from June to August. In addition, the correction in the energy sector appears to have reached a turning point.

—	More robust U.S. demand and a low Canadian dollar should continue benefiting Canada’s manufacturing sector.

—	Nevertheless, persistently low oil prices will continue to dampen energy investment in Canada.

CHART C.17

Economic growth in Canada
(real GDP, percentage change)

Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.26	November 2015 Update

SECTION C

The energy sector weighed on Canada’s economic growth
The slowdown in Canada’s economy in the first half of 2015 was concentrated in oil-related industries.[1]
Production in these industries, which account for roughly 9% of the Canadian economy, decreased by $15.4 billion between October 2014 and May 2015, the equivalent of 0.9% of Canada’s real GDP.
–	The downturn is essentially due to a decline in investment in oil-related industries.
Meanwhile, the output of the rest of the economy continued to grow.
The correction in the Canadian oil sector appears to have ended
The slight rebound in oil industries production in recent months suggests that the correction in Canada’s oil sector is coming to an end.
–	These industries are expected to no longer put a drag on Canada’s economic growth in the coming quarters.
–	However, the increase in oil industries production is expected to be modest owing to persistently low oil prices.

Change in production by industry, Canada
(index, January 2013 = 100, three-month moving average, in real terms)

Sources:	Statistics Canada and Ministère des Finances du Québec.

1	Oil-related industries include oil and gas extraction, mineral, oil and gas extraction support activities, engineering work and other construction activities.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.27

❑	Oil prices remain low

World oil prices have fallen since 2014, in particular as a result of the sharp increase in production.

—	The price of Brent crude oil slid by nearly 56%, from US$112 per barrel in June 2014 to US$50 in January 2015.

—	The price rebounded in the first half of 2015, rising to nearly US$65 in May, but then dropped again, falling to an average monthly price of less than US$50 since August 2015.

■	Production will remain high

Global oil supply remained high in 2015, primarily due to increased production by member nations of the Organization of the Petroleum Exporting Countries (OPEC). The United States also kept its oil production at a high level, despite the negative impact of lower prices on the profitability of various oil projects.

In 2016, increases in global supply are expected to come mostly from OPEC member nations, who want to preserve their dominant position in global oil production and trade.

—	Production in the United States is expected to fall slightly with the decrease in drilling of new wells.

CHART C.18		CHART C.19

Change in Brent, WTI and WCS(1)prices		Global oil supply (excludinginventories) and demand(1)
(U.S. dollars per barrel, monthly data)		(millions of barrels per day, monthly data)

(1)	West Texas Intermediate (WTI) and Western Canada Select (WCS).	(1)	Three-month moving average using deseasonalized data.
Sources:	Bloomberg and Ministère des Finances du Québec.	Sources:	Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
C.28	November 2015 Update

SECTION C

■	Low oil prices in 2015 and 2016

After falling to a nearly 10-year low in 2015, oil prices are expected to rise gradually in 2016.

—	The average per-barrel price of Brent is expected to be US$54 in 2015 and US$55 in 2016. The price of West Texas Intermediate (WTI) oil is expected to be US$49 and US$50 per barrel in 2015 and 2016, respectively.

—	The price of Western Canada Select (WCS), the benchmark price for oil in Western Canada, should settle at around US$36 for the same two years.

Global oil supply and demand are expected to gradually rebalance. There will still be a surplus supply in 2015 and 2016, despite a slight downturn in U.S. oil production in 2016.

—	According to the U.S. Energy Information Administration, the gap between global oil supply and oil demand is expected to be 1.6 million barrels per day in 2015 and 0.4 million barrels per day in 2016.

—	Furthermore, with the trade sanctions against Iran soon to be lifted, an increase in its oil production is expected starting in 2016.

—	In addition, oil inventories will remain high and continue to drive supply, especially in the United States.

Insufficient transport capacity will continue to affect WCS, whereas oil production in Western Canada should continue expanding in 2016 under the momentum of past investment.

CHART C.20		CHART C.21

Change in Brent, WTI and WCS prices		Global oil supply (excluding inventories) and demand
(U.S. dollars per barrel)		(millions of barrels per day)

Sources:	Bloomberg and Ministère des Finances du Québec.	Sources:	U.S. Energy Information Administration and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.29

❑	Lower oil prices will have a major impact on Canada’s nominal GDP growth in 2015

Lower oil prices, which are expected to stay low in the coming quarters, has a significant impact on the Canadian GDP deflator. A drop in oil prices:

—	leads to a substantial decrease in domestic demand prices through lower prices for petroleum products;

—	pushes down the value of Canadian exports, Canada being a net exporter of petroleum products.

The combined effect of low petroleum product prices on the real economy and the GDP deflator is expected to cause a major slowdown in nominal GDP growth, which will be 1.1% in 2015.

In 2016, growth in Canada’s nominal GDP is expected to accelerate to 3.7%.

—	Stabilization of oil prices will have a positive impact on the GDP deflator, in terms of both domestic demand prices and export prices.

—	A gradual price recovery, coupled with an acceleration in the real economy, will further buoy nominal GDP growth in 2016.

CHART C.22

Nominal GDP in Canada
(percentage change)

Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.30	November 2015 Update

SECTION C

❑	The Canadian labour market will keep getting stronger

After rising by 0.6% in 2014, the employment level in Canada is expected to increase by 0.8% in 2015, representing approximately 143 000 new jobs.

—	Despite job losses in the oil sector, Canada’s overall labour market continues to firm up, propelled by job creation in the central provinces, which have taken the lead.

—	In the first ten months of 2015, compared with the same period the previous year, 43.1% of the 72 100 private wage-paying jobs added in Canada were created in Québec.

The anticipated upturn in Canada’s economy in 2016 should further support job creation. Employment is projected to expand by 0.9% in Canada, adding 153 300 new jobs.

—	The unemployment rate will be flat at 6.8% in 2015 and 2016.

CHART C.23		CHART C.24

Job creation in Canada		Unemployment rate in Canada
(percentage change)		(per cent)

Sources:	Statistics Canada and Ministère des Finances du Québec.	Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.31

❑	The energy sector will continue dampening non-residential business investment in Canada

The downturn in non-residential business investment in the energy sector was the main cause of Canada’s weaker economic growth in the first half of 2015.

—	Persistently low oil prices affected the profitability of several oil projects.

—	This is expected to translate into a 7.4% downturn in total non-residential business investment in 2015, including a 12.3% decrease in the energy sector.

In 2016, the lack of a significant recovery in oil prices will likely continue dampening investment growth.

—	Total non-residential investment is expected to fall by 1.6%. A 3.0% drop in investment is expected in the energy sector.

—	Decreased investment in the energy sector will be tempered by an upturn in investment in the manufacturing sector. Export growth and increasing use of the sector’s production capacities should boost manufacturing investment.

CHART C.25		CHART C.26

Non-residential businessinvestment in Canada		Non-residential business investment in real terms in the energy sector in Canada, and price of oil(1)
(percentage change, in real terms)		(annual percentage change)

Sources:	Statistics Canada and Ministère des Finances du Québec.	(1)	Per-barrel price of WTI oil in U.S. dollars.
		Sources:	Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
C.32	November 2015 Update

SECTION C

❑	Household consumption will remain sustained

Spending by Canadian households is projected to increase by 2.0% in 2015 and 2.1% in 2016, a more sluggish growth than in previous years.

—	On the one hand, low fuel prices should allow Canadian households to spend more on goods and services. Household spending should also be driven by low interest rates.

—	On the other, lower commodity prices slowed growth in wages and salaries in oil-producing provinces in the first six months of 2015, which will dampen growth in consumption in Canada as a whole.

In 2016, consumption is expected to increase at much the same pace as in 2015.

—	The labour market will continue improving and should support wage growth.

CHART C.27		CHART C.28

Household consumer spending in Canada		Wages and salaries in Canada’s oil-producing provinces
(percentage change, in real terms)		(percentage change, in nominal terms)

Sources:	Statistics Canada and Ministère des Finances du Québec.	(1)	Cumulative figures for the available six months in 2015 compared with the same period in 2014.
		Source:	Statistics Canada.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.33

❑	A temporary upturn in the real estate sector

Canada’s housing market was surprisingly robust in early 2015. Low interest rates boosted housing demand. As a result, residential investment is expected to rise by 3.9% in real terms in 2015.

—	The dynamic housing markets in Ontario and British Columbia counterbalanced the weakness in oil-producing provinces. Approximately 190 800 housing starts are forecast in 2015.

However, the upturn in the residential sector will likely be temporary, as most of the demand for new housing will already have been met. A 2.8% downturn in residential investment is expected in 2016.

—	Consequently, housing starts are expected to return to a level in line with household formation in Canada, which is roughly 186 000 a year.

❑	Government investments will remain at high levels

Public investment in Canada will remain at high levels thanks to investments by the provincial and local governments. The new federal government elected on October 19 is expected to increase the federal contribution. However, these investments are not factored into the present forecast.

—	The value of investments by all levels of government in Canada is forecast to rise from $76.7 billion in 2014 to $82.5 billion in 2016.

CHART C.29		CHART C.30

Residential investment in Canada		Government investment in Canada
(percentage change, in real terms)		(billions of dollars, in nominal terms)

Sources:	Statistics Canada and Ministère des Finances du Québec.	Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.34	November 2015 Update

SECTION C

❑	Deterioration in the trade balance despite a growth in exports

Canadian exports are expected to grow by 2.8% in real terms in 2015 before accelerating to 3.7% in 2016.

—	Depreciation of the loonie and a more robust U.S. economy will continue to boost exports, particularly in the manufacturing sector. Lower oil prices have little effect on the volume of oil exports.

Imports are projected to increase in real terms by 0.7% in 2015 and 1.1% in 2016.

—	The modest growth in imports is due, in particular, to the downturn in energy investment and the weak Canadian dollar, which makes imported products more expensive.

Consequently, the external sector is expected to contribute 0.7 percentage point to Canada’s real GDP growth in 2015 and 0.8 percentage point in 2016.

—	In nominal terms, however, the drop in oil prices will negatively impact Canada’s trade balance, pushing the deficit from $18.6 billion in 2014 to approximately $45 billion in 2015.

—	The value of energy exports is expected to fall by nearly $40 billion in 2015.

CHART C.31		CHART C.32

Exports in Canada		Contribution of net exports to real GDP growth in Canada
(percentage change, in real terms)		(percentage points)

Sources:	Statistics Canada and Ministère des Finances du Québec.	Sources:	Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.35

2.1.1	Evolution of financial markets

❑	Increased volatility across global financial markets

International financial markets became more volatile in summer 2015, in particular due to concerns about slowing growth in emerging economies, especially China.

—	The Chinese stock market began plummeting in mid-June, when investors started to realize that the surge in China’s stock market since the beginning of the year was not reflective of the real economy.

—	The stock market correction intensified following China’s surprise decision to devalue the yuan against the U.S. dollar, dragging the stock markets of the major advanced economies in its wake.

Concerns about Chinese demand, combined with an abundant natural resource supply, also pushed down the price of many commodities, negatively impacting resource-producing countries. The Canadian stock market, which is heavily weighted with natural resource stocks, was not spared.

Furthermore, heightened risk aversion during the market turbulence drove up demand for safer assets, in particular Canadian, U.S. and German government debt securities, resulting in lower bond yields in those countries.

CHART C.33		CHART C.34

VIX volatility index(1) of U.S. stock market conditions		Toronto and Shanghai stock exchange indexes
(per cent)		(indexes, January 5, 2015 = 100)

(1)	The VIX, referred to as the “fear index,” measures market expectations of 30-day volatility calculated using S&P 500 index options.	Sources:	Bloomberg and Ministère des Finances du Québec.
Source:	Bloomberg.

The Québec Economic Plan
C.36	November 2015 Update

SECTION C

❑	The Federal Reserve could raise its key interest rate at the end of 2015

Unlike in the rest of the world, the U.S. economy continues to show robust growth and the U.S. Federal Reserve (Fed) is poised to start raising the key rate.

—	Based on the assumption used by the Ministère des Finances du Québec in its forecasts, the first key interest rate hike is expected in December 2015.

Moreover, in its October 28 press release, the Fed showed it was less worried about international market conditions by no longer saying that global economic and financial developments could restrain U.S. economic activity.

Consequently, the Fed could tighten its monetary policy at the end of 2015 or beginning of 2016.

—	The Fed has stated that it will base its decision on the progress made in achieving its objectives of maximum employment and 2% inflation.

—	Encouraging statistics on both of those fronts could prompt the central bank to raise the key interest rate for the first time in nearly ten years.

CHART C.35		CHART C.36

U.S. Federal Reserve projections for the key interest rate(1)		Key interest rate in the United States
(target for the federal funds rate, per cent, at year-end)		(federal funds rate, per cent)

(1)	Median projection of the 17 participants in the Federal Open Market Committee.	Sources:	IHS Global Insight and Ministère des Finances du Québec.
Source:	U.S. Federal Reserve.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.37

❑	Protracted period of low interest rates in Canada

Due to the slowdown caused by the energy sector, the Bank of Canada (BoC) lowered its overnight target rate to 0.50% in July, the second rate cut this year.

—	The BoC felt the easing was necessary given the contraction in the Canadian economy in the first half of 2015.

—	In its September 9 and October 21 decisions, the BoC maintained its target for the overnight rate at 0.50% given the positive developments in economic activity and inflation since July.

No further cuts in the overnight rate should be needed in the coming quarters, considering the anticipated return to growth of the Canadian economy in the third quarter and the depreciation of the loonie since the beginning of the summer.

However, the effects of lower oil prices on the Canadian economy and ongoing adjustments in the resource sector will likely lead the BoC to wait until 2017 before it starts raising its key interest rate.

Elsewhere, the yields on Government of Canada bonds trended downward from mid-June to the end of October. However, they recently rose in connection with growing expectations of the first rate hike in the United States in December 2015.

—	Thus, long-term interest rates are expected to rise gradually in Canada in the coming quarters in connection with the increase in U.S. bond yields and anticipated strengthening of economic activity in Canada.

TABLE C.6

Canadian financial markets
(average annual percentage rate, unless otherwise indicated)

	2014	2015	2016
Target for the overnight rate	1.0	0.6	0.5
– Budget 2015-2016		0.6	0.8
3-month Treasury bills	0.9	0.5	0.5
– Budget 2015-2016		0.6	0.9
10-year bonds	2.2	1.5	2.1
– Budget 2015-2016		1.7	2.6
Canadian dollar (in U.S. cents)	90.2	77.4	74.1
– Budget 2015-2016		78.1	77.1

Sources:	Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
C.38	November 2015 Update

SECTION C

❑	The loonie will remain weak against the greenback

After averaging 96.6 U.S. cents in 2013 and 90.2 U.S. cents in 2014, the Canadian dollar continued to fall against the U.S. dollar this year.

—	The Canadian dollar is forecast to average 77.4 U.S. cents in 2015 and 74.1 U.S. cents in 2016, similar levels to those seen in the early 2000s.

The Canadian dollar is expected to remain under pressure against the U.S. dollar for the next few quarters.

—	The U.S. Federal Reserve is expected to begin raising its key interest rate soon, whereas the Bank of Canada is expected to wait until 2017 before tightening its monetary policy.

	—	The divergence in Canadian and U.S. monetary policies will translate into wider interest rate spreads for certain maturities, which will have a downward impact on the exchange rate.

—	In addition, oil prices are expected to remain low in the coming quarters. The value of the Canadian dollar is linked to oil prices.

—	Lastly, the U.S. dollar is expected to keep appreciating against other currencies as the U.S. economy continues to strengthen.

CHART C.37		CHART C.38

Canadian dollar exchange rate		Spread between Canadian and U.S. 2-year bond yields(1) and Canadian dollar exchange rate
(U.S. cents, annual average)		(basis points and U.S. cents, monthly data)

Sources:	Bloomberg and Ministère des Finances du Québec.	(1)	Yield in Canada minus yield in United States.
		Sources:	Statistics Canada, IHS Global Insight, Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.39

The Canadian dollar has fallen very little against numerous currencies

With the U.S. Federal Reserve being one of the rare central banks poised to raise its key interest rate, the U.S. dollar has appreciated against a large basket of currencies in recent quarters. Between June 2014 and October 2015:

–	the U.S. dollar rose 19% in value against the currencies of the United States’ major trading partners;

–	in contrast, in Canada monetary easing and falling oil prices pushed the value of the loonie down 18%. The euro lost 20% and the yen, 16%, as a result of the quantitative easing programs instituted in the euro area and Japan.

The downward trend was even more pronounced for certain emerging currencies. For example, the Mexican peso depreciated 21% between June 2014 and October 2015.

In 2014, 12.5% of U.S. imports came from Mexico, the United States’ third top supplier after China (19.9%) and Canada (14.8%).

In this context, since June 2014, the Canadian dollar has fallen only 3% or so against the currencies of its main trading partners excluding the United States. Even though the loonie has depreciated against the greenback, Canada does not necessarily have a competitive edge over other countries.

–	Therefore, Canadian businesses cannot rely solely on the value of the loonie to remain competitive. If they want to retain their share of the U.S. market, they have to innovate and invest.

Exchange rate against the U.S. dollar, selected currencies		Canadian-dollar effective exchange rate index excluding the U.S. dollar(1)

(indexes, June 2014 = 100)		(index, year 1992 = 100)

Sources:	Bloomberg and Ministère des Finances du Québec.	(1)	Weighted average of Canadian dollar exchange rates against the currencies of Canada’s top five trading partners excluding the United States.
		Sources:	Bank of Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.40	November 2015 Update

SECTION C

2.2	The economic situation in the United States

❑	Growth driven by domestic demand

Unlike the trend in the global economy, U.S. real GDP growth is expected to remain at 2.4% in 2015, the same rate as in 2014, and accelerate to 2.6% in 2016. However, the economic growth forecast for the United States has been revised downward by 0.5 percentage point for 2015 and 0.1 percentage point for 2016 relative to Budget 2015-2016.

In 2015 and 2016, U.S. economic growth will be supported primarily by an increase in domestic demand, driven by:

—	consumer spending, which will benefit from ongoing improvement in employment and wages;

—	business investment, with the increase in consumer spending boosting demand for U.S. products;

—	residential investment, fuelled by an acceleration in household formation;

—	a positive contribution from public spending to economic growth, for the first time since 2010.

On the other hand, net exports will not contribute to economic growth. Slowdowns in some of the United States’ major trading partners and a higher U.S. dollar will dampen growth in the country’s exports. In addition, the rapid pace of inventory accumulation in the first half of 2015 is expected to turn around and limit the expansion of real GDP in 2016.

CHART C.39

Economic growth in the United States
(real GDP, percentage change)

Sources:	IHS Global Insight and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.41

❑	Better labour market conditions will bolster consumption

The pace of growth in consumer spending is projected to accelerate from 2.7% in 2014 to 3.1% in 2015 and then be 2.9% in 2016. Consumption will be fuelled in particular by the increase in personal disposable income since 2014.

—	In 2015, growth in personal disposable income is expected to accelerate to 3.4% owing to a 2.1% increase in the number of jobs.

—	In addition, oil prices are expected to remain low in 2015 and 2016, which means consumers’ purchasing power will continue to rise.

Furthermore, the high level of consumer confidence and lower level of U.S. household debt, which has fallen over the last few years, should spur an increase in consumer spending.

—	After peaking at 17.9% in 2007, the average ratio of household financial obligations[3] to personal disposable income has been 15.4% since the beginning of 2015, below the average rate of 16.6% seen between 1980 and 2007.

CHART C.40		CHART C.41

Consumption and personal disposable income in the United States		Household financial obligations
(percentage change, in real terms)		(as a percentage of personal disposable income, annual data)

Sources:	IHS Global Insight and Ministère des Finances du Québec.	(1)	Average from January to June 2015.
		Sources:	IHS Global Insight and Ministère des Finances du Québec.

3	Includes required payments on outstanding mortgage, consumer debt, automobile leases, homeowners’ insurance and property tax and rent on tenant-occupied property.

The Québec Economic Plan
C.42	November 2015 Update

SECTION C

The lower gasoline prices had a delayed impact on consumption
Lower gasoline prices left households with extra money that eventually translated into consumer spending.

–	From June 2014 to January 2015, the price of gasoline fell by 43% in the United States, to US$2.12 a gallon. According to the U.S. Energy Information Administration, the decrease would increase the purchasing power of American consumers by the equivalent of US$750 a year per household.

A delayed impact

Goldman Sachs[1] equated the impact of lower gasoline prices on consumer spending to a tax cut and said it can take up to three quarters to be felt.

U.S. households put a portion of their extra money into savings until they were convinced that the lower gasoline prices would last.

–	Between October 2014 and February 2015, the savings rate rose from 4.5% to 5.4% as the price of gasoline continued the slide that began in the second half of 2014 and harsh weather conditions dampened certain types of spending.

–	Starting in March 2015, the savings rate began returning to the average level seen before oil prices fell. When they realized that gasoline prices were likely to remain low, consumers started spending more.

Change in the savings rate and price of gasoline
(savings rate as a percentage of personal disposable income and price of gasoline in U.S. dollars a gallon)

Sources:	IHS Global Insight, U.S. Energy Information Administration and Ministère des Finances du Québec.

1	Goldman Sachs Research, “The Consumption Puzzle,” US Daily, May 2015.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.43

❑	The labour market continues to improve

Following the creation of 2.6 million jobs in 2014, the United States economy is expected to add a record 2.9 million jobs in 2015, the best job creation performance since 1999.

Since the start of 2015, employment has continued to see strong growth and the unemployment rate has continued to fall, going from 5.7% in January to 5.0% in October.

—	The employment rate, that is, the share of the working-age population that is employed, has risen, averaging 59.3% since the start of 2015, the highest rate since 2009.

In 2016, a normal slowdown in job creation following the surge in 2015 is expected under the combined effect of a shrinking available labour pool and faster growth in hourly wages.

—	The share of discouraged unemployed persons and involuntary part-time workers in the population aged 16 and over dropped from 4.2% in 2010 to an average 2.8% since the start of 2015.

—	As well, after rising by 2.1% in both 2014 and 2015, hourly wages in the private sector are expected to increase by 2.5% in 2016 due to greater competition among businesses in hiring and retaining workers.

CHART C.42		CHART C.43

Change in employment in the United States		Unemployment rate and hourly wages in the United States
(annual change in millions)		(per cent, annual data)

Sources:	IHS Global Insight and Ministère des Finances du Québec.	Sources:	IHS Global Insight and Ministère des Finances du Québec.

The Québec Economic Plan
C.44	November 2015 Update

SECTION C

❑	Faster growth in business investment

After rebounding 6.2% in 2014, business investment is expected to see moderate growth in 2015, at a rate of 3.5% in real terms. The slowdown should be temporary, though, after which investment growth is expected to accelerate to 4.8% in 2016.

The increase in investment in the coming quarters will be driven by:

—	an increase in household consumption expenditure as a result of improvement in the job market, which will encourage businesses to invest in order to meet demand;

—	still-advantageous financing costs and the ample liquidity built up by U.S. firms since the end of the recession, which will help finance new projects.

Robust growth in business investment is expected in several areas, particularly industrial equipment, computer science and communication equipment.

—	However, investment in the energy sector, which has been in sharp decline, will continue to be negatively affected by low oil and natural gas prices.

CHART C.44		CHART C.45

Business investment in the United States		Firms’ liquid assets to short-term debt ratio(1)
(percentage change, in real terms)		(per cent)

Sources:	IHS Global Insight and Ministère des Finances du Québec.	(1)	Current ratio for S&P 500 firms.
		Sources:	Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.45

❑	Strong growth in residential investment

After slowing to 1.8% in 2014, growth in residential investment is expected to gain traction in the United States, rising to 8.8% in 2015 and 8.7% in 2016.

The growth in residential investment in the next two years will be supported by the easing of mortgage credit conditions in combination with households getting back into the housing market after cleaning up their balance sheets in the wake of the 2008-2009 recession.

—	In early 2015, mortgage lenders Fannie Mae and Freddie Mac relaxed lending conditions for first-time buyers by lowering their down payment requirements, which will have a positive impact on real estate purchases.

—	At the same time, in the coming years, many owners who had their homes foreclosed during the 2008-2009 recession will be able to obtain mortgage credit again, as people are sometimes required to wait up to seven years before being able to get another mortgage loan following a foreclosure.

—	In addition, household formation, which tumbled during the recession, has returned to the levels registered before the financial crisis.

CHART C.46		CHART C.47

Residential investment in the United States		Housing starts and household formation in the United States
(percentage change, in real terms)		(millions of units)

Sources:	IHS Global Insight and Ministère des Finances du Québec.	Sources:	IHS Global Insight and Ministère des Finances du Québec.

The Québec Economic Plan
C.46	November 2015 Update

SECTION C

❑	Government spending on the rise

After declining by 0.6% in 2014, spending by all levels of government in the United States is expected to grow by 0.7% in real terms in 2015 and 0.9% in 2016. For the first time since 2010, public spending is projected to make a positive contribution to economic growth in 2015.

—	Spending by State and local governments will be supported by the positive impact of upturns in the labour market and real estate sector on their tax revenues. In real terms, government spending is expected to increase by 1.4% in 2015 and 2016, after rising by 0.6% in 2014.

—	After dropping by 2.4% in 2014, U.S. federal government spending in real terms is expected to fall by 0.4% in 2015, limited by the fiscal consolidation efforts to reduce the federal deficit as a percentage of GDP. Federal spending growth of 0.1% is projected for 2016.

According to estimates from the Congressional Budget Office, a federal agency that provides non-partisan analysis to Congress, the federal deficit will continue shrinking gradually in nominal terms from 2.5% of GDP in 2015 to 2.2% of GDP in 2016.

—	The federal public debt is projected to edge up from 73.8% of GDP in 2015 to 74.4% in 2016.

CHART C.48		CHART C.49

Government spending in the United States(1)		Federal government’s budgetary balance
(percentage change, in real terms)		(as a percentage of GDP)

(1)	Spending by all levels of government.	Source:	Congressional Budget Office.
Sources:	IHS Global Insight and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.47

❑	Export growth limited by the strong dollar

Following 3.4% growth in 2014, real exports are expected to grow by 1.7% in 2015 and 3.7% in 2016. Since the start of 2015, growth in U.S. exports has been limited by:

—	appreciation in the U.S. dollar, which made exporting businesses less competitive against their international counterparts;

—	weaker economic growth among several key U.S. trading partners, including Latin America, Canada and China.

In 2016, U.S. exports are expected to expand at a faster pace, in particular due to improvement in the global economic situation. However, the strong U.S. dollar will continue to put a drag on export growth.

Imports are projected to grow by 5.6% and 4.8% in 2015 and 2016, respectively, spurred by:

—	an increase in U.S. domestic demand, in particular household consumption and investment;

—	higher demand for imported goods as a result of the 19% rise in the U.S. dollar since June 2014, which makes these goods less expensive.

As exports are increasing at a slower pace than imports, net exports should make a negative contribution to U.S. economic growth for the next two years.

CHART C.50		CHART C.51

Change in exports and imports in the United States		Change in the prices of U.S. imports
(percentage change, in real terms)		(annual percentage change)

Sources:	IHS Global Insight and Ministère des Finances du Québec.	(1)	Includes data from January to October.
		Sources:	IHS Global Insight and Ministère des Finances du Québec.

The Québec Economic Plan
C.48	November 2015 Update

SECTION C

3.	THE INTERNATIONAL ECONOMIC CONTEXT

Following 3.4% expansion in 2014, global economic growth is expected to slow to 3.0% in 2015 and then stand at 3.3% in 2016. This is a downward adjustment of 0.4 percentage point for 2015 and 0.3 percentage point for 2016 relative to the Budget 2015-2016 forecast.

—	The weaker growth rate in 2015 is primarily due to slowing growth in emerging economies.

	—	Given China’s share of global GDP (16%), moderation in its economic growth adversely affects the economic outlook for several emerging nations and some advanced nations.

—	In addition, the drop in commodity prices weighs heavily on the outlook for several exporting countries.

In 2016, global economic growth should gradually pick up in both advanced and emerging economies.

—

Among advanced economies, the United States will remain an important engine of growth. The recovery is expected to continue in the euro area and Japan, especially thanks to accommodative monetary policy and the positive impact of low commodity prices on consumers and businesses.

—	In China, the actions taken by authorities will temper the slowdown in growth.

CHART C.52

Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, IHS Global Insight, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.49

❑	Growth in world trade remains modest

According to the CPB Netherlands Bureau for Economic Policy Analysis, world merchandise trade rose 2.5% in real terms in 2013 and 3.3% in 2014.

In the first half of 2015, global trade volumes fell by 1.5% due to the hardships experienced by several emerging economies.

—	These economies registered a 2.4% decline in exports and an 8.2% drop in imports, whereas advanced economies saw moderate growth in their exports (+0.5%) and imports (+3.6%).

In the coming quarters, global trade will continue to be constrained, in particular by the ongoing slowdown in China’s economic growth.

Despite the modest growth outlook, stabilization of certain emerging economies and the implementation of several trade agreements should prevent a stagnation in world trade.

CHART C.53

World merchandise trade, in real terms
(half-year change, per cent, annualized rate)

Sources: CPB Netherlands Bureau for Economic Policy Analysis and Ministère des Finances du Québec.

The Québec Economic Plan
C.50	November 2015 Update

SECTION C

3.1	Firmer growth in advanced economies

Advanced economies are expected to see firmer growth, at rates of 1.9% in 2015 and 2.1% in 2016.

—	The United States will remain the main driver of growth among advanced economies, accounting for nearly half of this group’s total growth.

—

More modest growth is expected in the euro area and Japan, as they are more exposed to slowdowns in emerging economies. The euro area and Japan export more than the United States to emerging nations such as BRICS (Brazil, Russia, India, China and South Africa).

Advanced economies will continue to benefit, in particular, from low commodity prices as well as still-accommodative monetary policies in several countries.

—	However, advanced economies will experience less growth than emerging economies.

—	In addition, the medium-term growth outlook for several advanced economies will be affected by population aging.

CHART C.54	CHART C.55
Growth in advanced economies	Exports to BRICS(1)
(growth in per cent and contribution in
percentage points)	(as a percentage of GDP)

Note:	Figures at the top indicate growth measured by the percentage change in real GDP in purchasing power parity.	(1) Brazil, Russia, India, China and South Africa.
		Sources:	Datastream and Ministère des Finances du Québec.
Sources:	IHS Global Insight, International Monetary Fund and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.51

Foreign demand for Québec products

The index of foreign demand for Québec products (IFDQP) reveals the growth potential of Québec’s international goods exports, taking into account global economic activity.

–	The index combines measures of U.S. demand for consumer goods and investment and a measure of global GDP excluding the United States. However, it evolves independently of fluctuations in the Canadian dollar.

Real exports of Québec goods are expected to benefit from higher foreign demand and a weak Canadian dollar

Despite sustained growth in foreign demand, an average decline of 0.5% in Québec goods exports was registered annually from 2010 to 2013, when the Canadian dollar was near parity with the U.S. dollar. The Canadian dollar has been falling in more recent years, standing at 90 U.S. cents on average in 2014, which has helped boost Québec exports.

The combined effect of higher foreign demand and a weak Canadian dollar is expected to continue driving Québec’s real international goods exports over the next two years.

–	Following an average growth rate of 3.1% from 2010 to 2014, foreign demand for Québec products is projected to increase by 2.5% in 2015 and 3.2% in 2016, driven primarily by business investment and consumer spending on goods in the United States.

–	Depreciation of the Canadian dollar is expected to continue, to an average valueBof 77.4 and 74.1 U.S. cents in 2015 and 2016, respectively.

Foreign demand, Québec’s real international exports and Canadian dollar (change in IFDQP and change in Québec’s real goods exports in per cent and Canadian dollar exchange rate in U.S. dollars)

Sources:	IHS Global Insight, Bank of Canada, Institut de la statistique du Québec and Ministère des Finances du Québec.

The Québec Economic Plan
C.52	November 2015 Update

SECTION C

3.2	Difficulties in emerging economies

Following a growth rate of 4.6% in 2014, expansion of emerging economies is expected to stand at 3.9% in 2015, their fifth consecutive annual slowdown.

—

The moderation stems from the evolution of economic activity in a number of countries, such as China, whose contribution to total growth in emerging economies is shrinking, and Brazil and Russia, which are in a recession.

—	A number of resource-exporting emerging economies are experiencing the effects of low commodity prices, including for oil.

The pace of growth in emerging economies is expected to pick up slightly in 2016, to a rate of 4.1%, driven by good economic performance in countries such as India, Indonesia and some African nations.

—	India’s economy is projected to perform particularly well, growing by over 7% in 2015 and 2016, fuelled by low oil prices and the impact of the structural reforms implemented by the government.

—	Brazil and Russia, on the other hand, will continue to experience economic difficulties.

CHART C.56	CHART C.57

Growth in emerging economies	Growth in emerging economies
(growth in per cent and contribution in percentage points)	(real quarterly GDP, annual percentage change)

Note:	Figures at the top indicate growth measured by the percentage change in real GDP in purchasing power parity.	Note:	Third quarter of 2015 for China and second quarter for the other countries.
		Sources:	Bloomberg and Datastream.
Sources:	IHS Global Insight, International Monetary Fund and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.53

❑	China’s economic growth will continue to moderate

China’s economic growth rate is expected to be 6.8% in 2015 and 6.4% in 2016. This is a lower rate than the average 10.0% growth registered during the period 1990-2006.

—

Fears about the Chinese economy grew during the summer when various economic indicators, such as industrial production and exports, pointed to a significant slowdown. The Shanghai Stock Exchange (SSE) Composite Index fell more than 40%, mainly following the surprise devaluation of the yuan on August 11, 2015.

—	These events are signs of China’s switch from an export-driven growth model to a more consumption-driven model.

Chinese officials took steps to offset the worsening economy, in particular by lowering key interest rates and banks’ reserve requirement ratios and facilitating access to home ownership.

—	Policymakers have the necessary resources to support domestic demand and attenuate the economic slowdown.

However, China will no longer be able to achieve the strong growth rates of previous years, mainly due to the impact of demographic factors.

—

The percentage of the working-age population (15-64) in China’s total population is shrinking. According to the Organisation for Economic Co-operation and Development (OECD) statistics, the Chinese population aged between 15 and 64 peaked in 2010, at 73.5% of the total population, and is expected to shrink to 68.0% in 2030.

CHART C.58	CHART C.59

Chinese economic indicators	Population aged 15-64
(annual percentage change)	(per cent of the total population)

(1) Six-month moving average for exports.		Sources:	OECD and Ministère des Finances du Québec.
Sources:	Bloomberg and Ministère des Finances du Québec.

The Québec Economic Plan
C.54	November 2015 Update

SECTION C

World price index for metals from Québec

After dropping 7.8% in 2014, the world price index for metals from Québec fell by 15.5% in the first ten months of 2015 over with the same previous-year period.

–	The industrial metal price subcomponent was down 32.8% as a result of the 43.2% drop in the price of iron ore.

–	The precious metal price subcomponent dropped 8.5% and the aluminum price subcomponent, 8.0%.

Slower economic growth in China and a higher U.S. dollar weighed on metal prices

In the last few quarters, metal prices have been negatively affected by the slowdown in China’s economic growth and the appreciation of the U.S. dollar. A number of specific factors also contributed to the drop in price of certain metals.

–	For example, the surge in production from mines with low operating costs is the primary reason that the price of iron ore fell by over 60% between November 2013 and October 2015.

–

In addition, since the beginning of the year, China’s aluminum exports to international markets have risen by nearly 14% over the previous year, as Chinese aluminum smelters receive government support.

World price index for metals from Québec and its subcomponents(1) (index, 2010 = 100, monthly data)

(1)

The index includes prices for metals mined in Québec as well as the price of aluminum. World prices for the main metals mined or processed in Québec and used to calculate the index are expressed in U.S. dollars.

Sources:	Institut de la statistique du Québec, Bloomberg, World Bank and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.55

3.3	Outlook by country

In Canada, economic growth of 1.2% is forecast for 2015 and 1.8% for 2016. Low fuel prices and interest rates will boost consumption, while stronger U.S. demand and a weak Canadian dollar will support exports. However, low oil prices will limit investment in the energy sector.

In the United States, real GDP is expected to rise by 2.4% in 2015 and 2.6% in 2016. Growth will be driven by domestic demand, in particular consumption and investment, and benefit from ongoing improvement in labour market conditions and expansion of the residential sector. Exports will contribute to growth to a lesser extent owing to a high U.S. dollar and weaker-than-expected global growth.

TABLE C.7

Economic growth outlook in the world
(real GDP, percentage change)

		Weight(1)	2014	2015	2016
World(2)		100.0	3.4	3.0	3.3
–	Budget 2015-2016		3.4	3.4	3.6
Advanced economies(2)		43.5	1.8	1.9	2.1
–	Budget 2015-2016		1.8	2.2	2.2
Canada		1.5	2.5	1.2	1.8
–	Budget 2015-2016		2.5	2.0	2.2
United States		16.1	2.4	2.4	2.6
–	Budget 2015-2016		2.4	2.9	2.7
Euro area(2)		12.4	0.9	1.5	1.6
–	Budget 2015-2016		0.9	1.3	1.4
United Kingdom		2.4	2.9	2.4	2.3
–	Budget 2015-2016		2.6	2.4	2.3
Japan		4.5	0.1	0.7	1.1
–	Budget 2015-2016		0.0	0.7	1.0
Emerging and developing economies(2)		56.5	4.6	3.9	4.1
–	Budget 2015-2016		4.6	4.2	4.6
China		16.0	7.3	6.8	6.4
–	Budget 2015-2016		7.4	6.8	6.5
India(3)		6.6	7.3	7.5	7.5
–	Budget 2015-2016		7.4	7.6	7.5
(1)	Weight in global GDP in 2013.
(2)	Aggregate growth rates are expressed in purchasing power parity.
(3)	For the fiscal year (April 1 to March 31).
Sources:	IHS Global Insight, International Monetary Fund, Datastream, Statistics Canada and Ministère des Finances du Québec.

The Québec Economic Plan
C.56	November 2015 Update

SECTION C

In the euro area, economic activity is expected to expand by 1.5% in 2015 and 1.6% in 2016. Consumption and investment will be bolstered by low oil prices and accommodative monetary policy which eased credit conditions. However, the economic difficulties experienced by emerging economies could moderate export growth, mainly in Germany, which exports a large share of its manufactured goods and equipment to China.

In the United Kingdom, economic growth is forecasted to decelerate from 2.4% in 2015 to 2.3% in 2016. Domestic demand is expected to firm up, mainly as a result of improvement in the labour market and the low oil prices. In addition, stronger growth in the euro area and the United States should bolster the external sector. However, past appreciation in the pound sterling is expected to limit exports.

In Japan, economic growth of 0.7% is expected in 2015 and of 1.1% in 2016. The expanding U.S. economy and weaker yen should buoy exports. Moreover, investment and consumption are projected to firm up as a result of low commodity prices and the positive impact of accommodative monetary policy. However, the pace of growth in the Japanese economy will remain sluggish mainly due to the aging population.

In China, economic growth is expected to decelerate to 6.8% in 2015 and 6.4% in 2016. Growth will be driven more by consumption and investment, with domestic demand being buoyed by accommodative monetary policy and budget measures in favour of specific sectors, including the real estate and automotive sectors. In addition, the service sector will account for an increasing share of the economy. Exports, however, will contribute a smaller percentage to China’s economic growth.

In India, the outlook is brighter than for the other emerging economies. Real GDP is expected to increase by 7.5% in 2015 and 2016. The strong growth, which now outstrips growth in China, is attributable to the effects of the reforms implemented by the government and the low commodity prices. The fact that India has stronger trade ties with the United States and European Union than with China should spur an upturn in exports.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.57

SECTION C

4.	MAIN RISKS THAT MAY INFLUENCE THE ECONOMIC FORECAST SCENARIO

The economic and financial forecast in the November 2015 update of the Québec Economic Plan is based on several assumptions, some of which are associated with risks that may influence the anticipated developments in the Québec economy, which is open to the world.

—

A number of these risks are external. A different growth path than forecast for the economies of our main trading partners as well as geopolitical tensions in various parts of the world are two of the most common examples.

—	Other risks are internal and could drive some of Québec’s and Canada’s economic variables in a different direction than expected.

❑	Protracted weakness in the Canadian economy

The Canadian economy responded more strongly than anticipated to the drop in oil prices. Canada’s real GDP contracted in the first half of 2015.

Recent economic data are encouraging and suggest that adjustment in the oil sector is largely over. However, there is still a considerable amount of uncertainty over future oil prices.

—	Oil prices could follow a different path than expected depending on whether the primary producers decide to increase or cut their production, among other factors. These decisions are hard to predict because they are guided by economic or strategic interests.

Falling oil prices could have a bigger impact than anticipated, particularly in oil and gas-producing provinces.

—	Those provinces were hit by a sharp decline in oil-sector investment but, so far, it does not seem to have had a significant impact on employment and output.

—	If oil prices continue to fall, oil firms may be forced to slash their production and lay off workers.

Although Québec benefits from low oil prices because of its industrial structure, protracted weakness in the Canadian economy would adversely affect Québec’s economy due to its close trade ties with the rest of Canada.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.59

❑	A sharper-than-expected slowdown in China’s economy

China’s economic growth has been slowing since 2010. Structural adjustments are needed to better balance its sources of growth, including by shifting to an economic model that relies less on exports.

—	To soften the slowdown, government authorities have implemented several measures in recent months to stimulate growth.

Despite those measures, the Chinese economy could slow more than expected. The risk is even higher considering the following factors:

—	the demographic outlook for China, with demographics no longer contributing to growth as much as in past decades;

—	China’s total debt load (private and public debt), which has strongly increased.

A sharper-than-expected slowdown in the Chinese economy would put a drag on global economic growth, affecting commodity-producing countries and the other emerging economies, but also advanced economies.

—	China is a major driver of global economic growth, due in particular to its demand for commodities, its key position in supply chains and its participation in the flow of foreign direct investment.

❑	The effects of U.S. monetary policy

More than six years after the economic recovery began, the U.S. Federal Reserve’s key interest rate is still in the 0% to 0.25% target range. Given the ongoing growth in the U.S. economy and improved labour market conditions, the Federal Reserve (Fed) is expected to start gradually raising the federal funds rate in December 2015.

Even though the Fed has stated its intention to raise its key interest rate well ahead of time, the rate hike could still lead to economic and financial turbulence.

—

In the last few years, economic agents have contracted loans in U.S. dollars to take advantage of the good financing conditions afforded by the Fed’s accommodative monetary policy. They will be faced with a higher U.S. dollar and higher interest rates.

—	Considering that an interest rate hike will make U.S. financial assets more attractive to investors, some emerging economies may be weakened by major capital outflows to the United States.

Thus, the normalization of U.S. monetary policy could adversely affect global economic growth.

Furthermore, it is hard to predict exactly when interest rate hikes will begin in the United States or the pace of monetary tightening.

—	In this environment, yields on U.S. bonds and, consequently, on Canadian bonds, may diverge from the forecasted yields.

The Québec Economic Plan
C.60	November 2015 Update

SECTION C

❑	A still-uncertain global situation

The international context remains fraught with tensions and uncertainties.

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Geopolitical tensions still exist in several parts of the world. The situation in the Middle East in particular is dimming the economic outlook for the region’s countries and fuelling global insecurity.

The economic and financial scenario hinges on the premise that the conflicts and associated risks will continue to be contained.

—	If not, they could put downward pressure on global economic growth. It is very difficult to quantify the impact of such developments.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.61

Effects on the global economy of a decrease of 1 percentage point in China’s real GDP growth

The slowdown in China’s economic growth has negative economic and financial impacts on the global economy, as China accounted for more than one third of global economic growth between 2010 and 2014.

Simulations by the Ministère des Finances du Québec using IHS Global Insight’s economic forecasting model show that a 1-percentage point decrease in real GDP growth in China would reduce global real GDP growth by 0.4 percentage point over one year. However, the effects among economies and transmission channels would differ.

–		In the United States (16% of global economy), economic growth would be virtually unaffected, since the negative impact on domestic demand would be offset by a decline in imports.

–		In Canada (1% of global economy), real GDP growth would be lower by 0.3 percentage point, due in particular to the negative impact on commodity prices, which would limit investment in this sector.

–		In Québec, there would be a minor negative impact, 0.1 percentage point, owing primarily to lower demand, globally and in the rest of Canada.

–		For Japan (5% of global GDP), which has major trade ties with China, the impact on real GDP growth would be 0.4 percentage point.

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In Russia and Brazil, two economies that are sensitive to commodity prices, a 1-percentage point slowdown in China’s economic growth would shave 0.8 percentage point and 0.5 percentage point, respectively, from their economic growth.

Impact of a 1-percentage point decrease in China’s real GDP growth (percentage points)		Weight of selected countries and regions in the global economy(1) (as a percentage of global GDP)

(1)	In purchasing power parity.	(1)	Weight in global GDP based on purchasing power parity in 2013.
Sources:	IHS Global Insight and Ministère des Finances du Québec.	Sources:	International Monetary Fund and Ministère des Finances du Québec.

The Québec Economic Plan
C.62	November 2015 Update

SECTION C

Foreign currency debt is making emerging economies vulnerable

In the last few years, growth in emerging economies has been driven by a higher debt load, a large share of which is in foreign currency. The size of the debt carried by non-financial businesses has become a source of vulnerability for emerging economies.

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According to the International Monetary Fund, business debt had reached 74% of emerging economies’ GDP in 2014, a 23-percentage point increase from 2007. In China, the ratio rose 25 percentage points over the same period.

In several emerging economies, a large share of business debt is in foreign currency, especially U.S. dollars. In 2014, the percentage of total business debt denominated in foreign currency was 65% in Hungary and 52% in Indonesia and Mexico.

In recent years, businesses have taken advantage of the favourable financing conditions afforded by advanced nations’ highly accommodative monetary policies to borrow in foreign currencies. In so doing, they increased their exposure to foreign exchange and interest rate risk.

High business debt is a major challenge for emerging economies, which now face a rising U.S. dollar and possible interest rate hikes.

–		Monetary tightening in the United States could result in massive capital outflows from emerging economies.

Debt of non-financial businesses in emerging economies		Business debt(1) in foreign currencies
(as a percentage of GDP, trillions of U.S. dollars)		(as a percentage of total debt)

Source:	International Monetary Fund, Global Financial Stability Report, October 2015.	(1)	Debt consists of cross-border and domestic obligations and borrowings.
		Sources:	International Monetary Fund and Ministère des Finances du Québec.

The Québec Economy:
Recent Development and Outlook for 2015 and 2016	C.63